UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 333-159793-01

TELESAT CANADA

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On August 12 2021, Telesat Canada (“Telesat”) announced that it has entered into a non-binding term sheet (the “Term Sheet”) with the Government of Canada (the “GoC”) regarding an investment by the GoC or one of its Crown corporations (“Canada”) in the Telesat Lightspeed LEO Project. The Term Sheet contemplates the following: (i) a CAD$790,000,000 unsecured term loan from Canada to Telesat Leo Inc. (“Telesat LEO”), a wholly owned subsidiary of Telesat Canada organized under the laws of Canada that will develop the Telesat Lightspeed LEO Project (the “Loan”), (ii) the purchase of preferred shares of Telesat Leo by Canada, for an aggregate value of up to CAD$650,000,000 (the “Canada Preferred Shares”) and (iii) warrants issued to Canada to purchase shares of Telesat Corporation with an aggregate exercise price of CAD$144,000,000 (the “Warrants” and together with the Canada Preferred Shares, the “Equity Investments,” and the Equity Investment together with the Loan, the “Investments”).

Under the Loan, Telesat LEO would be the borrower of a CAD$790,000,000 unsecured term loan with an interest rate of 2% per annum, payable semi-annually in arrears or capitalized at the option of Telesat LEO. The proceeds from the Loan must be used exclusively for working capital and operational purposes in connection with the design, construction, delivery, launch, operation and maintenance of Telesat LEO’s low earth orbit satellite constellation of an initial 298 satellites and associated infrastructure (“Project LEO”). The Loan will require certain affirmative covenants of Telesat and Telesat LEO (collectively, the “Benefit to Canada Clauses”), which include minimum Canadian-based operating expenditures, capital expenditures and Canadian control requirements, among others. The loan would have a 20 year term, would not be subject to voluntary prepayment, but would be subject to reduction in principal amount if certain milestones set forth in the Term Sheet are met. Telesat will not be an obligor under the Loan.

The Canada Preferred Shares would be preferred shares of Telesat LEO with a per share subscription price of CAD$100 and would have a subscription amount of up to CAD$650,000,000 (the “Subscription Amount”). The Canada Preferred Shares include a cumulative and compounding preferred dividend initially at 1% per annum and increasing to 5.5% per annum. The Canada Preferred Shares carry no voting rights except as provided by law and except for certain veto rights set out in Schedule B to the Term Sheet.

The Warrants would permit Canada to purchase a number of Telesat Corporation Class A common shares (“Telesat Parent Shares”) with an aggregate exercise price equity to the aggregate of (i) 10% of the principal amount of the Loan and (ii) 10% of the Subscription Amount of the Canada Preferred Shares. The exercise price of the Warrants would be the 180-day volume weighted average trading price of the Telesat Parent Shares on Nasdaq immediately after the listing of the Telesat Parent Shares, would be exercisable any time after the second anniversary of the listing of the Telesat Parent Shares and would have a term of 10 years.

The Investments all have certain conditions to closing, which include the execution of definitive documentation for the Investments in a form and substance acceptable to Canada and the closing of the previously announced transaction contemplated by the transaction agreement and plan of merger dated November 23, 2020, between, among others, Loral Space & Communications Inc. and Telesat Canada.

On August 12, 2021, Telesat issued a news release, attached hereto as Exhibit 99.1, announcing its entry into the Term Sheet. The Term Sheet is a non-binding agreement, and there can be no assurance that definitive documentation regarding the terms of the Investments will be executed. Telesat will seek to negotiate definitive documentation with the GoC, but there is no guarantee it will be successful in doing so. This summary is qualified by reference to the complete text of the Term Sheet, a copy of which is attached to hereto as Exhibit 99.2.

The Term Sheet and the funding of the Investments contemplated thereby is subject to the following risks, among others:

Telesat and the GoC may be unable to agree on definitive documentation related to the Investments, and even if definitive documentation is executed, there is no guarantee that the Investments will be advantageous for Telesat or its subsidiaries.

A binding obligation with respect to the Investments will only be created upon completion of definitive documentation that will contain the terms set out in the Term Sheet in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including fees and expenses, increased costs, tax (including customary gross-up and indemnity provisions for any non-resident withholding tax) and other provisions) as Canada may reasonably require, which are usual and customary for transactions of this nature. Moreover, the Investments are in all respects subject to, among other things, ongoing due diligence, negotiation of satisfactory binding legal documentation and required governmental approvals. Consequently, due to the foregoing and other factors, some of which are outside Telesat’s control, the parties may be unable to reach an agreement with respect to definitive documentation, or the terms of definitive documentation may differ from the terms and conditions described in the Term Sheet. Furthermore, there are conditions to the funding of the Investments, and the satisfaction of those conditions is not entirely within Telesat’s control. The execution of definitive documentation related to the Investments will require agreement by Telesat and the GoC on various terms, some of which may not be contained in the Term Sheet and some of which may not be contemplated at this time. The definitive documentation with respect to the Investments will contain various affirmative and negative covenants, some of which may restrict Telesat’s ability to conduct its business and which Telesat and Telesat Corporation may find onerous.

The Term Sheet does not contain all of the material terms that would be required for such definitive documentation, Telesat cannot be assured of the ultimate terms of such definitive documentation and whether they will be less favorable than the terms in the Term Sheet. While Telesat will attempt to negotiate definitive documentation for the Investments within the bounds of the Term Sheet, there is no guarantee it will be successful in doing so. Moreover, various of the terms of the Term Sheet will require further negotiation at a level of specificity beyond the Term Sheet. Telesat cannot be assured whether it will be successful in such negotiations or to what extent such negotiation may reflect a deviation of any term in the Term Sheet from how Telesat understood such term at the time it entered into the Term Sheet. Investors are encouraged to read the complete text of the Term Sheet, a copy of which is attached hereto as Exhibit 99.2.

Exhibit Index

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	News release dated August 12, 2021, “Telesat to receive $1.44 billion through Government of Canada investment, a major milestone towards completing the financing of Telesat Lightspeed”
99.2	Summary of Terms and Conditions for Proposed Investment in Telesat Lightspeed LEO Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2021	TELESAT CANADA

	By:	/s/ Christopher S. DiFrancesco
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary